082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

17 June 2010


10015936

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stocl Exchange on 16 June 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

6/29

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.2R

3. Name of person discharging managerial responsibilities/director

Anna Ford

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Anna Ford

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Transact Nominees Ltd

8. State the nature of the transaction

Sale of 1,000 shares on 2 June 2009
Purchase of 1,000 shares on 16 June 2010

9. Number of shares, debentures or financial instruments relating to shares acquired

1,000 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

1,000 ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

Shares sold at 312.79 pence each
Shares acquired at 326.788 pence each

14. Date and place of transaction

16 June 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,000 shares

16. Date issuer informed of transaction

Date informed 16 June 2010.

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries
Hazel Jarvis 16 June 2010

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Ben Crowther
+44 (0) 20 7695 0767

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.2R

3. Name of person discharging managerial responsibilities/director

Gwyn Burr

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Gwyn Burr

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Gwyn Burr

8. State the nature of the transaction

Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

n/a

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

246,300 ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

325.3 pence each

14. Date and place of transaction

16 June 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

193,283 shares

16. Date issuer informed of transaction

Date informed 16 June 2010.

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries
Hazel Jarvis 16 June 2010

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Ben Crowther
+44 (0) 20 7695 0767